Press Release Source: Integrated Environmental Technologies, Ltd.

ADDING MULTIMEDIA Integrated Environmental Technologies, Ltd. and Benchmark Research & Technology Introduce Excelyte

On Thursday April 16, 2009, 10:46 am EDT

LITTLE RIVER, S.C.--(BUSINESS WIRE)--Integrated Environmental Technologies, Ltd. ("IEVM" / IET) and Benchmark Research & Technologies, Inc. (BRT) formally introduce BRT’s Excelyte® as a registered, “green,” microbiocide product under IET’s U.S. Environmental Protection Agency product registration for EcaFlo® Anolyte (Product Registration # 82341-1). Excelyte® is a revolutionary new product solution that is improving the way we currently fight viruses and bacteria. IET is the wholly-owned operating subsidiary of Integrated Environmental Technologies, Ltd., a publicly-traded company (OTCBB: IEVM - News) located in Little River, South Carolina. IET specializes in the manufacture and distribution of EcaFlo® equipment – specially designed electrochemical activation devices that produce the highly effective, pH neutral biocide solution. BRT is a privately held company and a fully-owned subsidiary of Benchmark Performance Group, Inc. headquartered in Houston, Texas. BRT is the leading developer, manufacturer and supplier of specialty chemicals for use in a number of industries.

For purposes of consolidating brand identity, IET and BRT formally announce the release of Excelyte® as BRT’s trade name for the new, completely ‘green’ disinfecting solution. Excelyte® and EcaFlo® Anolyte are the same fluid solution. Excelyte® is manufactured exclusively from EcaFlo® equipment and is as much as one hundred times more effective than bleach at destroying microorganisms. It is a strong oxidizing solution, and yet is non-toxic to humans and animals. Excelyte® destroys microorganisms on contact by immediately disrupting the cell structure, and thus preventing the organism from mutating and becoming resistant. Excelyte® is an EPA-registered disinfectant and is quickly becoming the obvious choice for hospitals, universities, public school systems, medical and veterinary schools and clinics, cleaning services, food processing facilities, athletic departments, medical research labs, state, county and federal governments as well as professional sports teams. Excelyte® is also an EPA-registered antimicrobial against MRSA; it is approved by the USDA, Food Safety Inspection Service (FSIS) for use in federally inspected meat, poultry and egg product plants; and Excelyte® is FDA approved for use in meatpacking and processing plants as a replacement for chlorine solutions. In addition, the product has just recently been registered by the National Science Foundation (NSF) as an antimicrobial agent (D2 category), not requiring rinse after use in food contact surface applications.

For more information on IET, please visit www.ietecaflo.com or call 843.390.2500. To learn more about BRT, please visit www.benchmark-research.com or call 713.986.2500. To find out more about Excelyte®, its uses and applications, please go to www.excelyte.com or call 800.349.8171.

Contact:

Integrated Environmental Technologies, Ltd.
William E. Prince, President and CEO
843-390-2500; president@ietltd.net